

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 25, 2011

<u>Via E-mail</u>
Mr. Stephen J. Vukadinovich
Chief Financial Officer
DPAC Technologies Corp.
5675 Hudson Industrial Park
Hudson, Ohio 44236

   Re: **DPAC Technologies Corp.**
      Preliminary 14C
      Filed August 5, 2011
      File No. 000-14843

Dear Mr. Vukadinovich:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Preliminary 14C Filed August 5, 2011</u>

<u>General</u>

1. Please tell us your consideration of the need to include the historical financial statements of DPAC Technologies Corp. and other information required by Item 14 of Schedule 14A. Please refer to the requirements of Item 1 of Schedule 14C. Please also tell us why you have not included pro forma financial information required by Article 11 and Rule 8-05 of Regulation S-X reflecting the sale of substantially all of the assets of your wholly owned subsidiary, Quatech. We see that the preliminary information statement was filed due to the sale of substantially all of your assets.

2. As a related matter, please note that if financial statements as of a date on or after the date a component of your business has been disposed of or has been reclassified as held for sale are required in a proxy statement, retrospective reclassification of all prior periods to report results of that component in discontinued operations is required. Please refer to FASB ASC 205-20 for guidance on reporting discontinued operations. In that regard, please tell us how you considered that the historical financial statements of DPAC Technologies Corp. to be included in the Schedule 14C should be retroactively reclassified to show discontinued operations.

Where You Can Find More Information, page 48

3. Please tell us the authority on which you relied in determining that you were able to incorporate your financial statements by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or me at (202) 551-3676 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

cc: Perry S. Patterson, Esq.